1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2021 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 16, 2021	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC Announces Candidates for Board of Directors

Hsinchu, Taiwan, R.O.C., April 16, 2021 –TSMC（TWSE: 2330, NYSE: TSM）today announced 10 candidates for the Board of Directors, including four current Directors Mr. Mark Liu, Mr. C.C. Wei, Mr. F.C. Tseng, Mr. Ming-Hsin Kung, and five current Independent Directors Sir Peter Leahy Bonfield, Ms. Kok-Choo Chen, Mr. Michael R. Splinter, Mr. Moshe N. Gavrielov, Mr. Yancey Hai, as well as a candidate for Independent Director Mr. L. Rafael Reif. These 10 candidates for the Board of Directors will stand for election at TSMC’s Annual General Meeting on June 8, 2021.

“A sound and effective Board of Directors is the basis of good corporate governance,” said TSMC Chairman Dr. Mark Liu. “Over the years, each independent director has contributed their valuable experience and professional knowledge to offer guidance and monitor the company’s operations. They have continued to strengthen our corporate governance. We are especially grateful to Mr. Stan Shih’s contributions to TSMC’s Board since joining us in 2000. Mr. Shih’s extensive experience in leading a world-class company was a valuable addition to the Board, and TSMC has greatly benefited from his contributions.”

“I am very happy that during my time on the board I was able to offer some insights from my knowledge and understanding of semiconductor applications in the IT industry, Taiwan’s industry development, and related regulations. As my mission has been fulfilled, I will be officially stepping down after TSMC’s shareholders’ meeting this year,” said Acer Group Founder Stan Shih. “I am grateful to Founder Chang and TSMC for giving me this opportunity, and it is my sincere wish that TSMC will continue discovering new horizons and maintain its world-leading position to make more contributions for humanity.”

Attachment: TSMC Board of Director Candidates

Title	Name	Education & Experience
Director	Mark Liu

˙Bachelor’s Degree in Electrical Engineering, National Taiwan University

˙Master’s Degree and Ph.D. in Electrical Engineering & Computer Science, University of California, Berkeley, U.S.

˙Former President, Worldwide Semiconductor Manufacturing Corp.

˙Former Senior Vice President, Advanced Technology Business, TSMC

˙Former Senior Vice President, Operations, TSMC

˙Former Executive Vice President and Co-Chief Operating Officer, TSMC

˙Former President and Co-CEO, TSMC

˙Chairman, TSMC

˙Chairman, Taiwan Semiconductor Industry Association (TSIA)

Director	C.C. Wei

˙Bachelor’s and Master’s Degrees in Electrical Engineering, National Chiao Tung University

˙Ph.D. in Electrical Engineering, Yale University, U.S.

˙Former Senior Vice President, Chartered Semiconductor Manufacturing Ltd., Singapore

˙Former Senior Vice President, Mainstream Technology Business, TSMC

˙Former Senior Vice President, Business Development, TSMC

˙Former Executive Vice President and Co-Chief Operating Officer, TSMC

˙Former President and Co-CEO, TSMC

˙CEO, TSMC

Director	F.C. Tseng

˙Bachelor’s Degree in Electrical Engineering, National Chengkung University

˙Master’s Degree in Electrical Engineering, National Chiao Tung University

˙Ph.D. in Electrical Engineering, National Chengkung University

˙Former President, TSMC

˙Former Deputy CEO, TSMC

˙Former Vice Chairman, TSMC

˙Chairman, Global Unichip Corp.

˙Vice Chairman, Vanguard International Semiconductor Corp.

Director National Development Fund, Executive Yuan, Representative	Ming-Hsin Kung

˙Bachelor’s Degree in Statistics, Fu Jen Catholic University

˙Master’s Degree in Economics, National Taiwan University

˙Ph.D. in Economics, National Chung Hsing University

˙Former Deputy Minister, Ministry of Economic Affairs

˙Former Vice President, Taiwan Institute of Economic Research

˙Minister without Portfolio, Executive Yuan & concurrently Minister, National Development Council, R.O.C.

Independent Director	Sir Peter Leahy Bonfield

˙Bachelor’s Degree in Engineering, Loughborough University

˙Former CEO and Chairman of the Executive Committee, British Telecommunications Plc

˙Former Vice President, the British Quality Foundation

˙Chairman of NXP Semiconductors N.V., The Netherlands

˙Non-Executive Director, Imagination Technologies Group Ltd., UK (a non-public company)

˙Non-Executive Director, Darktrace Plc, UK

Independent Director	Kok-Choo Chen

˙Inns of Court School of Law, England

˙Barrister-at-law, England

˙Advocate & Solicitor, Singapore

˙Attorney-at-law, California, U.S.

˙Former Associate Professor, Soochow University

˙Former Chair Professor, National Tsing Hua University

˙Former Professor, Chengchi University

˙Former Senior Vice President & General Counsel, TSMC

˙Former Chairman, National Performing Arts Center

˙Founder and Executive Director, Museum207

Independent Director	Michael R. Splinter

˙Master’s Degree in Electrical Engineering, University of Wisconsin Madison

˙Former CEO, Applied Materials, Inc., U.S.

˙Former Chairman, Applied Materials, Inc., U.S.

˙Chairman of the Board, NASDAQ, Inc., U.S.

˙Director of Pica8, Inc., U.S. (a non-public company)

˙Director of Gogoro Inc., Cayman Islands (a non-public company)

˙Director of Tigo Energy, Inc., U.S. (a non-public company)

˙Director of Kioxia Holdings Corp., Japan (a non-public company)

˙Chairman of the Board, US-Taiwan Business Council

Independent Director	Moshe N. Gavrielov

˙Bachelor’s Degree in Electrical Engineering, Technion-Israel Institute of Technology

˙Master’s Degree in Computer Science, Technion-Israel Institute of Technology

˙Former President and CEO, Xilinx, Inc., U.S.

˙Former Director, Xilinx, Inc., U.S.

˙Executive Chairman, Wind River Systems, Inc., U.S. (a non-public company)

˙Independent Director, SiMa Technologies, Inc., U.S. (a non-public company)

˙Director, Foretellix, Ltd., Israel (a non-public company)

Independent Director	Yancey Hai

˙Master’s Degree in International Business Management, University of Texas at Dallas

˙Former Country Manager, GE Capital Taiwan

˙Former Vice Chairman and CEO, Delta Electronics, Inc.

˙Chairman, Delta Electronics, Inc.

˙Independent Director, USI Corp.

˙Director, CTCI Corp.

Independent Director	L. Rafael Reif

˙Ingeniero Eléctrico Degree, Universidad de Carabobo, Valencia, Venezuela

˙Master’s Degree and Ph.D. in Electrical Engineering, Stanford University

˙Fellow of the Institute of Electrical and Electronics Engineers (IEEE)

˙Member of the American Academy of Arts and Sciences, the National Academy of Engineering and the Chinese Academy of Engineering

˙Fellow of the National Academy of Inventors

˙Former Fariborz Maseeh Professor of Emerging Technology, Massachusetts Institute of Technology (MIT)

˙Former Director of Microsystems Technology Laboratories, MIT

˙Former Head of the Department of Electrical Engineering and Computer Science (EECS), MIT

˙President, MIT

˙Co-Chair of Growth Technical Advisory Board, Applied Materials, Inc., U.S.

About TSMC

TSMC pioneered the pure-play foundry business model when it was founded in 1987, and has been the world’s leading dedicated semiconductor foundry ever since. The Company supports a thriving ecosystem of global customers and partners with the industry’s leading process technologies and portfolio of design enablement solutions to unleash innovation for the global semiconductor industry. With global operations spanning Asia, Europe, and North America, TSMC serves as a committed corporate citizen around the world.

TSMC deployed 281 distinct process technologies, and manufactured 11,617 products for 510 customers in 2020 by providing broadest range of advanced, specialty and advanced packaging technology services. TSMC is the first foundry to provide 5-nanometer production capabilities, the most advanced semiconductor process technology available in the world. The Company is headquartered in Hsinchu, Taiwan. For more information please visit https://www.tsmc.com.

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TSMC Spokesperson: Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Media Contacts: Nina Kao Head of Public Relations Tel: 886-3-5636688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Baker Li Public Relations Tel: 886-3-5636688 ext.7125037 Mobile: 886-988-932-757 E-Mail: baker_li@tsmc.com